SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                         Red Robin Gourmet Burgers, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    75689M101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Marc Weingarten, Esq. and
                            David E. Rosewater, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 12, 2010
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)
--------------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.    75689M101                SCHEDULE 13D         PAGE 2 OF 12 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,110,527 (See Item 6)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,110,527 (See Item 6)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,110,527 (See Item 6)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.12% (See Item 6)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 3 OF 12 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MAGNOLIA MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    995,287 (See Item 6)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                995,287 (See Item 6)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            995,287 (See Item 6)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.38%(See Item 6)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 4 OF 12 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [x]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    115,240
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                115,240
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            115,240
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.74%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 5 OF 12 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,110,527 (See Item 6)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,110,527 (See Item 6)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

           1,110,527 (See Item 6)
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.12% (See Item 6)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 6 OF 12 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            SPOTLIGHT ADVISORS, LLC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,700
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,700
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,700
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than 0.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      75689M101              SCHEDULE 13D         PAGE 7 OF 12 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GREGORY P. TAXIN
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [X]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                - 0 -
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    3,700
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     - 0 -
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,700
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,700
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Less than 0.1%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.    75689M101                SCHEDULE 13D         PAGE 8 OF 12 PAGES
------------------------------                             ---------------------

ITEM 1.           SECURITY AND ISSUER.

         The Schedule 13D filed on June 10, 2010 (the "Schedule 13D"), as amended by Amendment No. 1 dated June 24, 2010 (the "First Amendment"), by the Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"), Clinton Special Opportunities Master Fund, Ltd. a Cayman Islands exempted company ("CSO"), George Hall (CGI, CMAG, CSO and George Hall, collectively "Clinton"), Spotlight Advisors, LLC, a Delaware Limited Liability Company ("SAL"), and Gregory Taxin (SAL and Gregory Taxin, collectively "Spotlight," and collectively with Clinton, the "Reporting Persons") relating to the shares of Common Stock, $0.001 par value per share (the "Shares"), of Red Robin Gourmet Burgers, Inc., a Delaware corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No.2 to the Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         Funds for the purchase of the Shares reported herein were derived from available capital of CMAG, CSO and SAL. A total of approximately $23,065,000 was paid to acquire such Shares.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 15,602,353 Shares outstanding, which is the total number of Shares outstanding as of May 18, 2010 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 21, 2010 for the period ended April 18, 2010.

         As of the close of business on July 12, 2010, Clinton may be deemed the beneficial owners of an aggregate of 1,110,527 Shares constituting approximately 7.12% of the Shares outstanding. Spotlight may be deemed to beneficially own 3,700 shares, constituting less than 0.1% of the Shares outstanding.

         By virtue of the Letter Agreement, the Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Act of 1934 and may be deemed to beneficially own 1,114,227 Shares, constituting approximately 7.14% of the Shares outstanding. However, (i) Clinton expressly disclaims beneficial ownership of the Shares beneficially owned by Spotlight and (ii) Spotlight expressly disclaims beneficial ownership of the Shares beneficially owned by Clinton.

         (b) By virtue of investment management agreements with CMAG and CSO, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,110,527 Shares beneficially owned by CMAG and CSO. By virtue of his direct and indirect control of CGI and CSO, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI and CSO has voting power or dispositive power.

         By virtue of his direct control as managing member of SAL, Gregory Taxin is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which SAL has voting power or dispositive power.

------------------------------                             ---------------------
CUSIP NO.    75689M101                SCHEDULE 13D         PAGE 9 OF 12 PAGES
------------------------------                             ---------------------

         (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

         (d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

---------------------------                                 -------------------
CUSIP NO.      75689M101             SCHEDULE 13D           PAGE 10 OF 12 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

         After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   July 12, 2010


                                 CLINTON GROUP, INC.

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer


                                 CLINTON MAGNOLIA MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer


                                 CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 Manager

                                 By: /s/ Francis Ruchalski
                                     ---------------------------
                                     Name:  Francis Ruchalski
                                     Title: Chief Financial Officer


                                 /s/ George Hall
                                 ------------------------------
                                 George Hall


                                 SPOTLIGHT ADVISORS, LLC

                                 By: /s/ Gregory P. Taxin
                                       ---------------------------
                                     Name:  Gregory P. Taxin
                                     Title: Managing Member


                                 /s/ Gregory P. Taxin
                                 ------------------------------
                                 Gregory P. Taxin

---------------------------                                 -------------------
CUSIP NO.     75689M101              SCHEDULE 13D           PAGE 11 OF 12 PAGES
---------------------------                                 -------------------

                                   SCHEDULE B

         This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.


SPOTLIGHT ADVISORS, LLC

         EQUITY

         Trade Date         Shares Purchased (Sold)         Price Per Share ($)
         -----------        -----------------------         -------------------
          5/20/2010                    700                         21.20



CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

         EQUITY

         Trade Date         Shares Purchased (Sold)         Price Per Share ($)
         -----------        -----------------------         -------------------
          6/9/2010                  50,000                       18.15989
          6/10/2010                 47,000                       18.788699
          7/1/2010                  18,240                       17.504672

         OPTIONS

          Trade Date     Expiration Date      Quantity      Strike Price ($)
         ------------    ---------------     ----------     ----------------
          6/10/2010         7/16/2010         (55,000)           20.00
          6/15/2010         7/16/2010         (35,000)           20.00
          6/25/2010         7/16/2010           5,000            20.00
          6/29/2010         7/16/2010          11,300            20.00
           7/1/2010         7/16/2010           1,200            20.00
           7/2/2010         7/16/2010          10,000            20.00
          7/12/2010         7/16/2010          10,000            20.00


CLINTON MAGNOLIA MASTER FUND, LTD.

         EQUITY

         Trade Date         Shares Purchased (Sold)         Price Per Share ($)
         -----------        -----------------------         -------------------
          5/19/2010                 (5,000)                      25.16001
          5/21/2010                 75,019                       20.01134
          5/21/2010                 40,700                       25.00000
          5/26/2010                 45,000                       20.05018
          5/27/2010                 51,710                       20.08914
          5/28/2010                (17,700)                      20.75198
          6/1/2010                    100                        25.00000
          6/2/2010                  25,000                       19.25297
          6/3/2010                  (5,000)                      19.98858
          6/3/2010                   1,600                       25.00000
          6/7/2010                   2,500                       25.00000
          6/8/2010                 (15,000)                      17.27547

---------------------------                                 -------------------
CUSIP NO.     75689M101              SCHEDULE 13D           PAGE 12 OF 12 PAGES
---------------------------                                 -------------------

          6/15/2010                 17,506                       19.590843
          6/15/2010                  5,000                       19.590843
          6/17/2010                  5,500                       19.459758
          6/17/2010                  5,000                       19.459758
          6/18/2010                 10,800                         25.00
          6/18/2010                 24,800                         20.00
          6/18/2010                 27,000                       19.851008
          6/18/2010                  5,000                       19.851008
          6/18/2010                 (2,000)                        20.00
          6/24/2010                 11,444                       18.366327
          6/25/2010                  5,000                       18.41669
          7/1/2010                   2,500                       17.505583
          7/1/2010                   5,000                       17.505583
          7/1/2010                   1,100                         17.57
          7/1/2010                  30,000                        17.583
          7/2/2010                   5,100                       19.221032
          7/2/2010                   5,000                       19.221032
          7/6/2010                  25,000                        18.5316
          7/8/2010                   2,000                       18.68825
          7/8/2010                   5,000                       18.68825
          7/9/2010                  37,922                       19.507845
          7/9/2010                   5,000                       19.507845
          7/12/2010                 15,000                       20.835209

         OPTIONS

          Trade Date     Expiration Date      Quantity      Strike Price ($)
         ------------    ---------------     ----------     ----------------
          5/17/2010         5/21/2010         (50,000)           25.00
          5/19/2010         5/21/2010         (20,000)           25.00
          5/20/2010         6/18/2010         (30,000)           25.00
          5/20/2010         6/18/2010          (5,000)           22.50
          5/20/2010         5/21/2010         (80,000)           25.00
          5/21/2010         6/18/2010          20,000            25.00
          5/21/2010         6/18/2010          45,100            25.00
          5/21/2010         6/18/2010          (2,200)           20.00
          5/24/2010         6/18/2010         (75,000)           20.00
          5/24/2010         6/18/2010          45,000            25.00
          5/25/2010         6/18/2010          10,000            25.00
          5/28/2010         6/18/2010         (15,000)           20.00
          5/28/2010         6/18/2010          (5,000)           20.00
           6/3/2010         6/18/2010         (17,600)           20.00
           6/3/2010         6/18/2010         (32,600)           20.00
           6/7/2010         6/18/2010          10,000            20.00
           6/8/2010         6/18/2010         (23,100)           17.50
           6/8/2010         6/18/2010          10,000            25.00
           6/9/2010         6/18/2010           4,100            22.50
          6/17/2010         6/18/2010          23,100            17.50
          6/17/2010         6/18/2010          22,500            20.00
          6/25/2010         7/16/2010           5,000            17.50
           7/1/2010         7/16/2010           (100)            17.50
           7/2/2010         8/20/2010         (45,000)           20.00
           7/9/2010         8/20/2010         (50,000)           20.00
           7/9/2010         8/20/2010         (50,000)           20.00
          7/12/2010         8/20/2010         (25,000)           22.50
          7/12/2010         8/20/2010         (20,000)           20.00